Mail Stop 4561

January 24, 2008

Jerry K. Wages
Chief Financial Officer
Oconee Financial Corporation
35 North Main Street
Watkinsville, Georgia 30677

       Re: **Oconee Financial Corporation**
               Form 10-KSB for Fiscal Year Ended
               December 31, 2006
               Filed April 2, 2007
               File No. 0-25267

Dear Mr. Wages:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                John P. Nolan
                Accounting Branch Chief